Exhibit 99.1

Lithium Americas Announces Investment in Arena Minerals Inc.

July 12, 2021 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) announced that it has entered into an agreement to acquire 42,857,143 subscription receipts of Arena Minerals Inc. (TSX-V: AN) (“Arena Minerals”) in a private placement at C$0.14 per subscription receipt for total consideration of C$6.0 million (US$4.8 million).

The strategic ownership in Arena Minerals will provide Lithium Americas future optionality to advance exploration in Argentina in proximity to the Caucharí-Olaroz lithium project (“Caucharí-Olaroz”), which is being jointly developed by the Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”). Ganfeng also holds a 18.7% equity investment in Arena Minerals. Both Lithium Americas and Ganfeng are expected to leverage their deep technical and operational experience to support Arena Minerals’ exploration and development opportunities in Argentina, including the Sal de la Puna project.

“We look forward to working with Arena Minerals and Ganfeng to support the pursuit of resource exploration opportunities in Argentina,” commented Jon Evans, President and CEO. "This investment will allow Lithium Americas to advance our long-term resource development plans, while maintaining our team’s focus on execution at Caucharí-Olaroz and the Thacker Pass project.”

The investment is part of a C$10 million non-brokered private placement of subscription receipts of Arena Minerals (the “Offering”). The proceeds of the Offering will be applied by Arena Minerals to the acquisition of the Sal de la Puna lithium brine project in Salta, Argentina, exploration and development expenditures on the Company's lithium assets and for general corporate purposes. Lithium Americas currently does not hold any securities of Arena Minerals. On closing, assuming completion of the full $10 million offering by Arena Minerals, the Company will own approximately 12.9% (14.6% on a fully diluted basis) of the issued and outstanding shares of Arena Minerals.

Pursuant to the agreement, Lithium Americas has the right (i) to participate in future Arena Minerals financings to maintain its pro rata ownership interest in Arena Minerals; and (ii) to appoint a nominee to the Arena Minerals board of directors. These rights are conditioned on Lithium Americas maintaining an ownership interest in Arena Minerals of 7.5% and 10.0% of Arena Minerals’ share capital, respectively.

Upon closing, each subscription receipt will be exchanged for one common share of Arena Minerals, and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share of Arena Minerals at C$0.25 for a period of 24 months from the date of issuance. If Arena Minerals’ acquisition of Sal de la Puna is not met by August 15, 2021, the proceeds of the Offering will be returned to the holder.

The Company is acquiring the securities for investment purposes. Depending on market conditions and other factors, Lithium Americas may, from time to time, acquire additional common shares, common share purchase warrants or other securities of Arena or dispose of some or all of the common shares, common share purchase warrants or other securities of Arena that it owns at such time. An early warning report will be filed by Lithium Americas on SEDAR at www.sedar.com in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact the Corporate Secretary of Lithium Americas at 778-656-5820 or legal@lithiumamericas.com.

About Arena Minerals

Arena Minerals Inc. (TSX-V: AN) is an exploration-stage lithium company focused on developing brine resources in Argentina. Arena Minerals’ team has extensive experience in lithium exploration and development, including the discovery and development of the Salar de los Angeles lithium brine project in

Argentina, which was acquired in 2018 for C$265 million. Arena Minerals owns the Antofalla lithium brine project in Argentina, consisting of claims covering a total of 6,000 hectares in the central portion of Salar de Antofalla, located immediately south of Albemarle Corporation's Antofalla project. Arena Minerals has recently agreed to acquire the Sal de la Puna project in Salta, Argentina.

About Lithium Americas

Lithium Americas is a development-stage company with projects in Jujuy, Argentina and Nevada, United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information, examples of which in this news release include, among other things, statements related to: the Company’s investment in a private placement by Arena Minerals and expected ownership interest upon closing thereof, provided certain conditions to closing are met; the expected benefits to the Company from such investment; any support the Company expects to provide to Arena Minerals to advance its projects; and any future acquisition or disposition of securities of Arena Minerals.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others: changes to the Company’s current and future business plans and the strategic alternatives available to the Company; stock market conditions generally; demand, supply and pricing for lithium; results of exploration activities and technical reporting by Arena Minerals; current technological trends; a cordial business relationship among the Company, Arena Minerals and Ganfeng; the ability of the Company to fund, advance and develop its projects; and general economic and political conditions in Argentina and other jurisdictions where the Company conducts business.

Additional risks, assumptions and other factors upon which forward-looking information is based, as it pertains to the Company and its properties, are set out in the Company’s management discussion and analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to update or revise the forward-looking information contained in this news release, except as required by applicable law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.